Exhibit 1.5.2
BLACKBOARD INC.
ANNOUNCES EXTENSION OF DEADLINE TO TENDER
3.250% CONVERTIBLE SENIOR NOTES DUE 2027
FOR EXERCISE OF REPURCHASE OPTION
Washington, DC —June 20, 2011 — Blackboard Inc. (NASDAQ: BBBB) today announced that it is notifying holders of its 3.250% Convertible Senior Notes due 2027 (the “Notes”) that the deadline for holders to tender their Notes in connection with the exercise of their repurchase option has been extended from 11:59 p.m., New York City time, on June 24, 2011, to 5:00 p.m., New York City time, on June 29, 2011.
     The other terms and conditions of the repurchase offer remain unchanged, including the deadline for withdrawals of tenders, the repurchase price and the date for payment of the repurchase price.
     An amendment to the Tender Offer Statement on Schedule TO incorporating this change will be filed with the SEC. Materials filed with the SEC are available without charge at the SEC’s website, www.sec.gov. Documents filed with the SEC may also be obtained without charge through the Investor Relations section of the Company’s Web site at http://investor.blackboard.com. The Company’s website is not incorporated by reference herein.
     None of the Company, its board of directors or its employees has made or is making any representation or recommendation to any holder as to whether to tender Notes or refrain from tendering Notes pursuant to the repurchase offer.
     This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities of the Company.
     Questions relating to, and requests for copies of, the Issuer Repurchase Notice and related materials should be directed to U.S. Bank National Association at 1-800-934-6802. The address is: U.S. Bank National Association, Corporate Trust Services, Attn: Customer Service, 60 Livingston Ave, St. Paul, Minnesota 55107.
About Blackboard Inc.
Blackboard Inc. (NASDAQ: BBBB) is a global leader in enterprise technology and innovative solutions that improve the experience of millions of students and learners around the world every day. Blackboard’s solutions allow thousands of higher education, K-12, professional, corporate, and government organizations to extend teaching and learning online, facilitate campus commerce and security, and communicate more effectively with their communities. Founded in

1997, Blackboard is headquartered in Washington, D.C., with offices in North America, Europe, Asia and Australia.
Any statements in this press release about future expectations, plans and prospects for Blackboard and other statements containing the word “expects,” “will,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the factors discussed in the “Risk Factors” section of the Company’s Form 10-Q filed on May 9, 2011 with the SEC, or unexpected delays or impediments to the repurchase offer. In addition, the forward-looking statements included in this press release represent the Company’s views as of June 20, 2011. Subsequent events and developments may cause the Company’s views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to June 20, 2011.
Contacts:
Michael J. Stanton
Senior Vice President, Investor Relations
Blackboard Inc.
+1 (202) 463-4860 ext. 2305